

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2013

Via E-mail
Marc Fox
Chief Financial Officer
Ladder Capital Finance Holdings LLLP
345 Park Avenue
8th Floor
New York, New York 10154

> **Re: Ladder Capital Finance Holdings LLLP**
> **Ladder Capital Finance Corporation**
> **Registration Statement on Form S-4**
> **Filed April 30, 2013**
> **File No. 333-188224**

Dear Mr. Fox:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure from the Plan of Distribution section that you are registering the new 7.375% Senior Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC –No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data

prepared Trepp, LLC. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

5.   Please tell us how you have complied with Rule 3-10 of Regulation S-X.

Cover Page of Prospectus

6.   Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Market and Industry Data and Forecasts, page ii

7.   Refer to the second sentence in this paragraph and the statement that you cannot assure investors of the accuracy or completeness of the industry publications used in the prospectus. It is not appropriate for a registrant to disclaim responsibility for the information in its prospectus. Please revise to remove this disclaimer.

Prospectus Summary

The Exchange Offer, page 8

Expiration Date; Withdrawal of Tender, page 8

8.   We note the disclosure indicating that you will return any old notes not accepted for exchange "as promptly as possible" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you return the old notes "promptly" upon expiration or termination of the offer. Please revise here and elsewhere in the prospectus.

Conditions to the Exchange Offer, page 9

9.   We note that the offer is subject to customary conditions. Please revise your disclosure in the summary to briefly highlight all of such conditions.

10.   Please also revise to describe your right to amend the offer and describe the extension of the offer period in connection with any material changes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Businesses

Loans, page 65

11.   We note your portfolio disclosure in this section. Please provide a more detailed description regarding the loan size, collateral type, and location of the underlying assets within the portfolio.

Year ended December 31, 2012 Compared to Year Ended December 31, 2011

Overview, page 67

12.   Please expand your period to period comparisons of net income to discuss the spread between your assets' yields and the average cost of funds.

Income from Sales of Loans, Net, page 69

13.   We note your presentation of performance of your loan securitization business. Please tell us how your presentation complies with Item 10(e) of Regulation S-K.

Operating Expenses, page 70

14.   Please expand your disclosure to explain in more detail the underlying causes for the significant increase in operating expenses.

Liquidity and Capital Resources

Borrowings Under Various Financing Arrangements, page 75

15.   Please revise to summarize the terms of the restrictive financial covenants under the agreements referenced hereunder. In addition, please advise us whether you intend to file these agreements as exhibits.

16.   We note that you are dependent on several repurchase arrangements. Please tell us if any single counterparty is material to your financing abilities. If so, please tell us your considerations related to identifying such counterparties.

Critical Accounting Policies, page 79

Real Estate Securities, page 80

17.   We note your disclosure that you estimate the fair value of our CMBS primarily based on pricing services and broker quotes. Please discuss the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements, including the following:

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

- Whether the broker quotes are binding or non-binding; and

- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820-10, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

18.   We note that you hold Interest only securities. Please specifically tell us and disclose your accounting policy for these securities and the accounting guidance you rely upon.

Revenue Recognition, page 83

19.   Please expand your disclosure to address how the recalculations of effective yields are recorded.

Non-GAAP Financial Measures, page 85

20.   We note that you adjust for real estate depreciation and derivative results in your calculation of Adjusted net income. Please reconcile the adjustment amounts to the related line items in your statements of income and disclose footnotes to your reconciliations to explain the relationship between the adjustments and the related line items.

Business

Real Estate, page 91

21.   Please discuss how you monitor tenant credit quality of your real estate tenants as it appears most of your leases are triple net leases.

Our Financing Strategies, page 93

22.   Please supplement your disclosure in this section to include your leverage ratio as of the most recent quarter end. Please also revise to clarify whether your charter or bylaws impose any limits on your ability to use leverage.

Property, page 103

23.   Please revise to disclose how you determined the net book value of asset and reconcile it with your balance sheet. Also, tell us and disclose how you calculate Annual rental income and how it relates to Operating lease income on your statements of income. We may have further comment.

The Exchange Offer

Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes, page 121

24.   We note that you may provide oral notice of any extension. Please confirm that your subsequent written notice and filings will otherwise satisfy the requirements of Rule 14e-1(d).

Description of Notes

Certain Covenants

Limitation on Indebtedness, page 134

25.   Revise in this section to briefly discuss the effect of Permitted Debt here so that investors can appreciate the nature of subordination as well as other future debts that may be placed in a superior priority position.

Financial Statements, pages F-1 to F-39

26.   Please update the financial statements in accordance with Regulation S-X Rule 3-12.

Consolidated Statements of Income, page F-4

27.   Please tell us the basis for your income statement presentation; advise us of the guidance you relied upon.

Note 2. Significant Accounting Policies

Mortgage Loans Receivable Held for Investment, page F-10

28.   Please tell us how you considered the disclosure required by ASC 310-10-50 relating to non-accrual and past due loans and the credit quality of the loans.

Real Estate, page F-10

29.   Please revise to describe your accounting method for the acquisition of operating real estate with in place leases and other intangible assets and clarify how you determine whether an acquisition of real estate is a business combination. Refer to ASC 805.

Securitization Results, page F-13

30.   Please tell us and disclose how ASC 860 supports your accounting for sale of loans.

Note 5. Real Estate, page F-20

31.   With respect to the properties sold in 2012, please tell us how you considered ASC 205-20 in determining how to present the results of these properties.

Note 9. Partners' Capital

Accumulated Other Comprehensive Income Roll-forward, page F-31

32.   Please revise to disclose the nature of the components of accumulated other
        comprehensive income included in capital, including the components of the beginning
        balance. Refer to ASC 220-1-45-14A.

Note 13. Risks and Uncertainties

Liquidity Risks, page F-34

33.   We note your disclosure on page F-35 and F-24 that your captive insurance company
        subsidiary is subject to state regulations which require that dividends may only be made
        with regulatory approval. We also note your disclosure on pages 16 and 17 relating to
        limitations imposed by debt arrangements on the payment to you by your subsidiaries.
        Please explain to us how you considered Rule 4-08(e)(3) and 5-04 of Regulation S-X in
        determining whether Schedule I is required.

Regulatory Risk, page F-36

34.   With respect to your broker-dealer subsidiary, please clarify the current operations and
        activities of this subsidiary. Also, tell us how you considered the disclosure requirements
        of ASC 940.

Exhibit 5.1

35.   Please revise the legal opinion to include the date on which the registration statement was
        filed.

Exhibit 99.2

36.   Please tell us how you determined which financial statements to include related to real
        estate operations acquired and properties securing significant loans.

Notes to Pro Forma Consolidated Statements of Income, page 31

37.   We note your disclosure that during 2012 you executed ten term debt agreements to
        finance real estate held for investment. Please tell us how you considered this financing
        in determining whether to include pro forma adjustment for interest expense on debt

associated with the acquisitions. Also, clarify whether depreciation expense includes amortization of any in place leases and other intangibles.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or Kristina Aberg, Attorney-Advisor, at (202) 551-3404 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: Joshua N. Korff, Esq.
   Michael Kim, Esq.
   Kirkland & Ellis LLP